Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 77 to the Registration Statement No. 811-01796 on Form N-1A of Fidelity Destiny Portfolios, of our reports each dated November 20, 2006 appearing in the Annual Report to Shareholders of Fidelity Advisor Capital Development Fund (formerly Destiny II) and Fidelity Advisor Diversified Stock Fund (formerly Destiny I) for the year ended September 30, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
January 24, 2007